1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

Matthew J. Carter matthew.carter@dechert.com +1 202 261 3395 Direct +1 202 261 3333 Fax

March 14, 2025

Via Email

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, DC 20549

Attn:	Mr. Aaron Brodsky

Ms. Shandy Pumphrey

Re:	CCS IX Portfolio Holdings, LLC

Registration Statement on Form 10

File No. 000-56718

Dear Mr. Brodsky and Ms. Pumphrey:

On behalf of CCS IX Portfolio Holdings, LLC (the “Company”), this letter responds to comments issued by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) communicated in a phone call on February 27, 2025, between Aaron Brodsky of the Staff and Harry Pangas and Matthew Carter of Dechert LLP, outside counsel to the Company and in a phone call on February 28, 2025 between Shandy Pumphrey of the Staff and Matthew Carter of Dechert LLP, each relating to the Company’s registration statement on Form 10 that was initially filed with the SEC on December 31, 2024 and subsequently amended on February 14, 2025 (the “Registration Statement”) and the letter from Dechert LLP on behalf of the Company responding to certain comments on the initial filing of the Registration Statement that was submitted to the Staff on February 14, 2025 (the “Initial Response Letter”).

For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the responses of the Company. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

Legal Comments

1.

Comment: We note the response to comment 8(h) in the Initial Response Letter. Please confirm that any subsidiary’s books and records will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder as modified by Section 64 of the 1940 Act.

March 14, 2025 Page 2

Response: The Company respectfully acknowledges the Staff’s comment and confirms that the books and records of any of its subsidiaries will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder as modified by Section 64 of the 1940 Act.

2.	Comment: We note the response to comment 11 in the Initial Response Letter. Please disclose how the Company defines “meaningful long-term capital gains”.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes to revise its disclosure in future filings of quarterly reports on Form 10-Q, annual reports on Form 10-K, and any other filings under the Exchange Act to ensure that references to “long-term capital gains” do not mention “meaningful”.

3.	Comment: We note the response to comment 17 in the Initial Response Letter. Please remove all references to incentive fees throughout the filing, as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes to revise its disclosure to remove all references to incentive fees in future filings of quarterly reports on Form 10-Q and annual reports on Form 10-K as well as any other filings under the Exchange Act to the extent that such filings that reference “incentive fees” payable by the Company to the Adviser.

4.	Comment: We note the response to comment 21 in the Initial Response Letter. Please remove the reference to “credit derivatives” from the principal risks section.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes to revise its disclosure to remove references to “credit derivatives” as a principal risk in future filings of quarterly reports on Form 10-Q and annual reports on Form 10-K as well as any other filings under the Exchange Act to the extent that such filings include a “principal risks section”.

5.

Comment: We note the response to comment 31 in the Initial Response Letter. Please revise the language in Section 12.6(d) of the LLC Agreement to indicate that claims under the federal securities law may be brought in federal court in the State of Delaware. If this is not accurate, meaning that claims under the federal securities law must be brought in state court, then the Staff reiterates the original comment.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes to seek approval from its Board of Directors to revise Section 12.6(d) of the LLC Agreement. The Company respectfully submits that Section 12.6(d) will be revised as follows, with additions bold and underlined:

March 14, 2025 Page 3

Submission to Jurisdiction; Venue; Waiver of Jury Trial. Unless the Company otherwise agrees in writing, any legal action or proceeding with respect to this Agreement may be brought in the state courts of the State of Delaware, or, if no state court located within the State of Delaware has jurisdiction, or with respect to claims made under the U.S. federal securities laws, the federal district court for the District of Delaware, and, by execution and delivery of this Agreement, each Member hereby irrevocably accepts for him or herself and in respect of his or her property, generally and unconditionally, the non-exclusive jurisdiction of the aforesaid courts. Such Member hereby further irrevocably waives any claim that any such courts lack personal jurisdiction over such Member, and agrees not to plead or claim, in any legal action or proceeding with respect to this Agreement in any of the aforementioned courts, that such courts lack personal jurisdiction over such Member. Such Member hereby irrevocably waives any objection that such Member may now or hereafter have to the laying of venue of any of the aforesaid actions or proceedings arising out of or in connection with this Agreement brought in the aforesaid courts and hereby further irrevocably, to the extent permitted by applicable law, waives his or her rights to plead or claim and agrees not to plead or claim in any such court that any such action or proceeding brought in any such court has been brought in an inconvenient forum. UNLESS THE COMPANY OTHERWISE AGREES IN WRITING, THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION DIRECTLY OR INDIRECTLY BASED UPON OR ARISING OUT OF THIS AGREEMENT.

Accounting Comments

6.

Comment: Throughout the Registration Statement, the Company is described as “diversified.” Please reconcile this language with the notes to financials and the expense support reimbursement agreement that both label the Company as non-diversified. If the Company is in fact non-diversified, to avoid confusion, please delete “diversified” throughout the Registration Statement.

Response: The Company respectfully acknowledges the Staff’s comment. CCS IX is a non-diversified management investment company and undertakes to include disclosure in future Exchange Act filings of quarterly reports on Form 10-Q and annual reports on Form 10-K as well as any other filings under the Exchange Act that does not reference the Company as “diversified.”

7.	Comment: We note the response to Comment 13 in the Initial Response Letter. Please supplementally confirm whether the Company acquired assets or a fund or sold any shares in a private offering.

March 14, 2025 Page 4

Response: The Company respectfully submits to the Staff that it did not acquire any private funds or other assets from any another private fund in any warehouse transaction or similar initial formation, and supplementally advises the Staff that it commenced investment activities in February 2025 and began to acquire investments in the ordinary course of business in accordance with its investment objectives and strategies as described in the Registration Statement commencing at such time.

* * * * * *

March 14, 2025 Page 5

Should you have any questions regarding this letter, please contact me at (202) 261 3395 or by email at matthew.carter@dechert.com, Harry S. Pangas at (202) 261 3466 or by e-mail at harry.pangas@dechert.com, or Taylor Stevens at (646) 731 6167 or by e-mail at taylor.stevens@dechert.com.

Sincerely,

/s/ Matthew J. Carter
Matthew J. Carter

cc:	George Hawley, CCS IX Portfolio Holdings, LLC

Harry S. Pangas, Dechert LLP

Taylor Stevens, Dechert LLP